

SI 16014951

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Straus Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Princeton- Highstown Road
(No. and Street)

Princeton Junction (City) New Jersey (State) 08550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Straus 609-799-0390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648 (Address) Princeton (City) New Jersey (State) 08543-7648 (Zip Code)

SEC Mail Processing Section FEB 29 2016 Washington DC 413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Straus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Straus Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAULA A PULITI-MAXWELL
My Comm. Exp. 02-18-2018
NOTARY
PUBLIC
NEW JERSEY

Sworn to and subscribed before me this 25 day of Feb 2016

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2015


MERCADIEN

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

February 25, 2016

- An Independently Owned Member, McGladrey Alliance
- American Institute of Certified Public Accountants
- New Jersey Society of Certified Public Accountants
- New York Society of Certified Public Accountants
- Pennsylvania Institute of Certified Public Accountants
- Registered with the PCAOB

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720 • Mercadien.com

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 517,071
Accounts receivable	263,649
FINRA Daily account	1,836
Prepaid expense and other	2,697
TOTAL ASSETS	$ 785,253

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 37,986
MEMBERS' EQUITY	747,267
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 785,253

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions	$1,127,709
TOTAL REVENUE	1,127,709
OPERATING EXPENSES	
Commissions paid	$ 239,374
Professional fees	23,039
Licensing and regulatory expenses	5,373
Office supplies and expenses	3,838
Communication and computer services	16,586
Rent	6,144
Insurance	2,490
Travel and entertainment	480
Miscellaneous	975
TOTAL OPERATING EXPENSES	298,299
NET INCOME	$ 829,410

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Members' equity - January 1, 2015	$ 622,630
Capital Withdrawals	(704,773)
Net Income	829,410
Members' equity - December 31, 2015	$ 747,267

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 829,410
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets:		
Accounts receivable	$ 250,619	
Accrued expenses	(143,272)	
TOTAL ADJUSTMENTS		107,347
NET CASH FROM OPERATING ACTIVITIES		936,757
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals	(704,773)	
NET CASH FROM FINANCING ACTIVITIES		(704,773)
NET CHANGE IN CASH		231,984
CASH AT BEGINNING OF YEAR		285,087
CASH AT END OF YEAR		$ 517,071

The accompanying notes are an integral part of this statement.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005, and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as special account for the exclusive benefit of customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date,* which defers the effective date of ASU 2014-09 by one year. The updated standard will be effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016. The updated standard will be effective for the Company for the year ending December 31, 2019. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter, with early adoption permitted. ASU 2014-15 will be effective for the Company for the year ending December 31, 2016. The adoption of ASU 2014-15 is not expected to have a material effect on the Company's financial statements or disclosures.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date but before February 25, 2016, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2015, the Company had net capital of $504,994, which exceeded its requirements of $5,000 by $499,994.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Six investment fund manager groups account for all of the Company's commission revenues.

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. Rental expense for the year ended December 31, 2015, was $6,144.

Future minimum lease payments under the lease are as follows:

Years ending December 31,	
2016	$ 5,120
Total	$ 5,120

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2015

CREDITS		
Members' equity		$ 747,267
DEBITS		
Accounts receivable, net of commission payable	$ 237,740	
FINRA daily account	1,836	
Prepaid expenses	2,697	
TOTAL DEBITS		242,273
NET CAPITAL		504,994
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 499,994

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 37,986

Ratio of aggregate indebtedness to net capital .08 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Immaterial differences are a result of audit adjustments that did not impact net capital or excess net capital. Aggregate indebtedness decreased by $9,680 from the unaudited Form X-17A-5 as follows:

Total aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS Report	$ 47,666
Audit adjustment to adjust overaccrual of commissions payable	(9,680)
Total aggregate indebtedness, per above	$ 37,986

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

See the accompanying Report of Independent Registered Public Accounting Firm.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17A-5(d)(4), in which *(a)* Straus Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercadien, P.C.
Certified Public Accountants

February 25, 2016

- AN INDEPENDENTLY OWNED MEMBER, MCGLADREY ALLIANCE
- AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
- NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
- NEW YORK SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
- PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
- REGISTERED WITH THE PCAOB

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720 • Mercadien.com

EXEMPTION REPORTS

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSANT TO RULE 17A-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2015

Straus Capital, LLC (the "Company") claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2015.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James B. Straus

Title: President and CEO

Date: 2/25/16

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2016

SEC-Washington, D.C.
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RE: Straus Capital, LLC

To Whom It May Concern:

Enclosed please find two copies of the financial statement and supplementary information for the year ended December 31, 2015, for Straus Capital, LLC. In addition, two copies of the agreed-upon procedures report relative to the SIPC-7 form is also enclosed.

If you should have any questions or need to discuss, please feel free to contact Straus Capital, LLC directly.

Kindly sign and receipt the enclosed copy of this letter and return to us in the envelope provided for our records.

Very truly yours,



Lee D. Boss, CPA, MBA, CCIFP, CGMA
Principal

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

- AN INDEPENDENTLY OWNED MEMBER, MCGLADREY ALLIANCE
- AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
- NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
- NEW YORK SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
- PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
- REGISTERED WITH THE PCAOB

Enclosures

cc. James Straus, President/CEO